Certain information referred to in this letter (the “Supplemental Information”) has been enclosed for the Staff’s reference on a supplemental basis. Pursuant to Rule 418(b) under the Securities Act of 1933, as amended (the “Securities Act”), the Supplemental Information is being furnished to the Staff on a confidential and supplemental basis only. Pursuant to Rule 418(b), the Registrant requests that the Supplemental Information be returned to the Registrant upon completion of the Staff’s review thereof. The Registrant also requests confidential treatment of the Supplemental Information pursuant to the provisions of 17 C.F.R. § 200.83.

[TIAA-CREF Letterhead]

Teachers Insurance and Annuity Association of America College Retirement Equities Fund Southern Service Center 8500 Andrew Carnegie Boulevard Charlotte, North Carolina 28262	Keith F. Atkinson Associate General Counsel Asset Management Law T (704) 988-5507 F (704) 988-0102 katkinson@tiaa-cref.org

April 27, 2011

VIA EDGAR AND FACSIMILE

Michael L. Kosoff, Esq.

Branch Chief
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re: TIAA Real Estate Account Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) (File No. 333-172900)

Dear Mr. Kosoff:

On behalf of the TIAA Real Estate Account (the “Registrant” or the “Account”), we are simultaneously with this letter filing Amendment No. 1 to the above-captioned Registration Statement (“Amendment No. 1”). The enclosed Amendment No. 1 is marked to reflect changes from the initial filing of the Registration Statement, which was filed on March 17, 2011 (the “initial filing”).

Please note that most of the changes made were in response to your comments on the initial filing, as relayed to us via fax and U.S. mail on April 7, 2011. We have also made certain additional clarifying and updating changes since the initial filing, including adding historical financial statements for Teachers Insurance and Annuity Association of America (“TIAA”) and other Registrant-specific information relevant as of the date of filing Amendment No. 1.

As soon as practicable following the filing of this letter and Amendment No. 1, each of the Registrant and TIAA-CREF Individual & Institutional Services, LLC (“Services”) will submit a request for acceleration of effectiveness of the Registration Statement, requesting the

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
April 27, 2011

effectiveness of such Registration Statement to occur on April 29, 2011. The Registrant’s acceleration request will include the required “Tandy” representations.

Set forth below are responses to the Staff’s comments on the initial filing. Page number references are to Amendment No. 1.

1.                  General Comments

      a.   Please capitalize all defined terms throughout the prospectus.

The Registrant supplementally advises the Staff that the terms defined in Appendix B are purposely not capitalized throughout the prospectus. The Registrant does not believe the use of these capitalized terms in the prospectus itself enhances the reader’s understanding of the terms and is not within the spirit of the Commission’s “plain English” rules as contemplated by Rule 421 of the Securities Act of 1933, as amended.

      b.   Please confirm supplementally that the registrant will supplement the prospectus to describe the effective date and nature of any change in the Account’s valuation policies (as described on page 188).

The Registrant supplementally confirms for the Staff that it will supplement the prospectus to describe the effective date and nature of any material changes to the Account’s valuation policies following the effectiveness of the Registration Statement.

2.                  Facing Page

A footnote to the Calculation of Registration Fee table states that the registrant is “carrying forward securities which remain unsold but which were previously registered under the Prior Registration Statements for which filing fees were previously paid.” Please include a note stating the dollar amount of the filing fee previously paid that is offset against the currently due filing fee, the file number of the earlier registration statement from which the filing fee is offset, and the name of the registrant and the initial filing date of that earlier registration statement. See rule 457(p).

The Registrant has added a footnote on the facing page indicating the filing fee paid in connection with the most recent registration statement filed by the Registrant and also indicating the initial filing date and effective date of such registration statement. The Registrant supplementally advises the Staff that, while it is carrying forward unsold accumulation units registered on such prior registration statement in accordance with Rule 429 of the Securities Act of 1933, as amended, it has not offset the filing fee paid in connection with the Registration Statement to reflect the unsold portion of such accumulation units. The Registrant has indicated that it is not offsetting such filing fees in this footnote.

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
April 27, 2011

3.                  Prospectus Summary (p. 3)

Please remove the last sentence to the first italicized paragraph of this section as such disclosure is not appropriate for a prospectus.

The Registrant has removed the last sentence to the first paragraph of the ‘Prospectus Summary’ section on page 3 of Amendment No. 1 in response to the Staff’s request.

4.                  Summary of Expense Deductions (pp. 6-7)

      a.   Please explain supplementally why the registrant chose to reflect estimated expenses instead of using the expenses for the most recent fiscal year. Please also explain supplementally why the registrant chose to reflect a period other than the Account’s fiscal year.

The Registrant supplementally advises the Staff that the Account’s expenses are charged on an ‘at cost’ basis (similar to the College Retirement Equities Fund (“CREF”), which is offered as a companion product to the TIAA traditional annuity and TIAA’s other offerings, including the Account). Therefore, management believes that the annual estimates of expenses to be incurred by the Account over the twelve month period following each May 1 is more meaningful disclosure, and consistent with ensuring the disclosure is not materially misleading to investors, than presenting actual expenses for the most recent fiscal year. This is primarily due to the fact that, as the Account’s expenses are charged ‘at cost’, expenses can vary from year to year, perhaps significantly. Further, disclosing estimated expenses in its fee table has, like CREF, represented the Account’s historical approach to disclosing expenses. In addition, the Account’s actual expenses are disclosed each fiscal quarter in the Account’s Quarterly Report on Form 10-Q and actual fiscal year expenses are disclosed in the Account’s Annual Report on Form 10-K.

      b.   Please explain in the preamble to the fee table that:

i. The expenses are charged at cost; and

ii. The table does not reflect any plan-related fees.

The Registrant notes for the Staff that the first introductory paragraph to each fee table, appearing on pages 6 and 62 of Amendment No. 1, highlights the fact that expenses are charged ‘at cost’ to the Account. The Registrant has also added disclosure immediately preceding each fee table that the table does not reflect any plan-related fees.

      c.   Footnote 2 to the fee table notes that there are currently no fees for transfers, but that the Account reserves the right to charge for transfers in the future. Please disclose in the table the maximum amount that may be charged.

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
April 27, 2011

The Registrant supplementally advises the Staff that the TIAA contracts which offer the Account do not expressly reserve the right for TIAA to impose any fee (or a maximum fee) on transfers from the Account. If a transfer fee were to be imposed in the future, the Account would be obligated to approach the applicable state insurance commissioners to obtain any required approvals, making it impractical to establish a maximum amount. In any event the Account would disclose such fee (together with all other material information relevant to such fee) in accordance with the Commission’s rules and regulations prior to its implementation. In addition, the Registrant has moved the transfer fee disclosures out of the footnotes to each table in response to the Staff’s request.

5.                  Summary Risk Factors (pp. 8-9)

      a.   With respect to Regulatory Matters and Foreign Investments, please provide a fuller discussion of the risks as is done with the other risks associated with the Account.

The Registrant has revised this summary risk factor on pages 8 and 68 of Amendment No. 1 in response to the Staff’s request.

      b.   Please include the following additional risks as they relate to the principal investment strategies of the Account:

i. Government and Government Agency Securities risk;

ii. Market risk;

iii. Credit risk; and

iv. Interest Rate risk.

The Registrant has revised the summary risk factors on pages 9 and 69 of Amendment No. 1 in response to the Staff’s request.

6.                  Past Performance (p. 10)

      a.   Please revise the third sentence of this section for plain English (i.e., replace “are calculated as a function of” with “reflects”).

The Registrant has revised the introductory paragraph to the performance chart on page 10 of Amendment No. 1 in response to the Staff’s request.

      b.  Please consider including a broad-based index in the average annual total returns table so as to provide an investor some basis for comparison.

The Registrant has considered the Staff’s comment and, while management has evaluated the propriety of including in its prospectus closed-end and open-ended

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
April 27, 2011

benchmark indices as a comparison tool, the Registrant currently believes any comparison of the Account’s performance to a broad-based index could be potentially misleading to investors. Further, the direct real estate sector is not as heavily indexed as the equities or bond sectors. In the future, the Registrant agrees to continue to evaluate whether a broad-based real estate index can be used to provide investors a meaningful comparison to the Account’s performance.

7.                  Liquidity Guarantee (p. 11)

The prospectus states that “[in] the event that the Account’s level of liquidity is not sufficient to guarantee that Account participants may redeem their accumulation units, the TIAA General Account will purchase accumulation units issued by the Account (sometimes called “liquidity units”) in accordance with its liquidity guarantee.” Please clarity that liquidity refers to the ability to redeem accumulation units at their current valuation.

The Registrant has revised the disclosure on page 11 of Amendment No. 1 in response to the Staff’s request

8.                  The Contract (p. 12)

      With respect to the added paragraph:

      a.   Please clarify the expression “internal transfer.”

The Registrant has clarified the scope of the transfer limitation on pages 13 and 116 of Amendment No. 1 in response to the Staff’s request.

      b.   Please explain the purpose of this limitation (e.g., does it cause enhanced liquidity risk or is it part of some suitability determination?).

The Registrant has added disclosure on page 13 of Amendment No. 1 in response to the Staff’s request.

9.                  Death Benefits (pp. 13 and 123)

Please confirm supplementally that there are plans that do not pay out a death benefit.

The Registrant supplementally confirms that, unless a particular plan sponsor has elected to limit the annuity options available to the participants in such plan, individual participants are provided the opportunity to elect an annuity option that would provide for a death benefit. The Registrant does note that some annuity options (e.g., a one-life annuity with no guaranteed period) that are available for participants to select do not provide for a death benefit.

10.              Allocation Procedure (p. 46)

Please clarify the expression “nondiscretionary mandates.”

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
April 27, 2011

The Registrant has clarified the meaning of the term ‘nondiscretionary mandates’ on page 47 of Amendment No. 1 in response to the Staff’s request.

11.              Valuing the Account’s Assets (p. 55)

Please clarify the period over which the actual net operating income earned is measured.

The Registrant has revised the disclosure on pages 56 and 101 of Amendment No. 1 in response to the Staff’s request.

12.              Expense Deductions (p. 63)

Please clarify that the deductions described in the last sentence of this section will only be assessed against new contract owners. If they can be assessed against current contract owners, please disclose the maximum fee in the fee table.

The Registrant has clarified the disclosure on page 63 of Amendment No. 1 in response to the Staff’s request.

13.              Certain Relationships with TIAA (p. 64)

Please explain supplementally how TIAA comes up with the cost of the liquidity guarantee.

[The Registrant has submitted this response to the Staff on a supplemental basis.]

14.              Transfers during the Annuity Period (p. 121)

Please clarify what value is being transferred and clarify, to the extent applicable, that the investor will not lose any benefit (value) by engaging in the transfer.

The Registrant has clarified the disclosure on pages 121 and 122 of Amendment No. 1 in response to the Staff’s request.

15.              Appendix B

If any property is not held in fee or is held subject to any major encumbrance, please state that it is not held in fee or is held subject to a major encumbrance and describe briefly how it is held as per item 102 of Regulation S-K.

The Registrant notes that footnote 4 to the tables in Appendix B indicates which of the Registrant’s wholly owned properties are subject to a mortgage, and that those joint venture investments which are subject to mortgages are highlighted by footnotes to the tables. The Registrant has also revised the disclosure on page 198 of Amendment No. 1 to include in footnote 4 a cross-reference to Note 9 (Mortgage Loans Payable) to the Registrant’s audited financial statements.

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
April 27, 2011

16.              Guarantees and Support Agreements

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

The Registrant supplementally confirms for the Staff that, aside from TIAA’s liquidity guarantee (which is only a guarantee of payment under the annuity contracts in the event the Account is unable to do so and is not a guarantee of the Account’s performance or of a particular accumulation unit value), there are no parent company, affiliated party or third-party guarantees, credit arrangements or “backstops” which inure to the benefit of the Account’s participant contract holders.

17.              Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

The Registrant supplementally confirms that the TIAA audited statutory-basis financial statements, the condensed TIAA financial statements to be included in the prospectus, along with all exhibits required to be filed, are included with this pre-effective Amendment No. 1.

18.              Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael Kosoff, Esq.
Securities and Exchange Commission
April 27, 2011

The Registrant will include the required representations in its request for acceleration of the effectiveness of the Registration Statement.

* * * *

If you have any questions, please call me at (704) 988-5507 or Stewart Greene at (212) 916-5954.

Very truly yours,

/s/ Keith F. Atkinson, Esq.

Keith F. Atkinson, Esq.

cc:          Stewart P. Greene, Esq.

Jeffrey S. Puretz, Esq.

Stephen M. Leitzell, Esq.